Filed by Nukkleus Inc.

pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Brilliant Acquisition Corporation

(Commission File No. 333-264334)

Date: May 4, 2022

Nukkleus Inc. completes rebrand to a Blockchain and FinTech business

New York, May 4, 2022: Following the filing of its Registration Statement on Form S-4 with the Securities and Exchange Commission on April 15, 2022, in connection with its proposed business combination with Brilliant Acquisition Corporation (Nasdaq: BRLI), Nukkleus Inc (OTC: NUKK) (“Nukkleus”), today launches its new website and brand design. Under the new brand and website, the firm’s subsidiary brands will be united under one suite of assets.

The brand refresh reflects Nukkleus’s latest offerings and its ambition to bring together best-in-class solutions, building on its extensive background in forex software. This latest announcement underpins the firm’s planned transition into innovative new territories in blockchain payments and digital assets.

Nukkleus’s objective is to acquire and scale high-potential blockchain, digital and multi-asset businesses in both retail and institutional markets with the aim of revolutionizing banking payments and investments. It aims to aggregate an industry-leading ecosystem of disruptive blockchain and digital payments brands to navigate common challenges and promote rapid growth. Nukkleus seeks to empower its portfolio businesses to break new ground faster and create pioneering new infrastructures for the digital economy.

Nukkleus COO Jamie Khurshid commented: “We are delighted to have started a new chapter in the Nukkleus journey by relaunching the business as a blockchain technology group with a focus on global cross-border payments and digital asset custody. We look forward to continuing our work with Brilliant Acquisition Corp.”

For further information and to review the new Nukkleus visit: https://nukk.com/

For press enquiries, please contact:

Helen Disney
Director, The Realization Group
M: +44 7792 376546
E: helen.disney@therealizationgroup.com

About Nukkleus

Nukkleus, Inc. (OTC: NUKK) is a FinTech group that acquires, builds and scales blockchain and digital financial services businesses. The portfolio serves B2B and institutional clients with the aim of disrupting the banking & investment industry for the better.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Nukkleus and Brilliant pursuant to which Nukkleus will become the parent company of Brilliant upon the closing of the transactions. In connection with the proposed transaction, Nukkleus has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “proxy statement”). The definitive proxy statement (if and when available) will be delivered to Nukkleus’s and Brilliant’s shareholders. Each of Nukkleus and Brilliant may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NUKKLEUS AND BRILLIANT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement and other documents that are filed or will be filed with the SEC by Nukkleus or Brilliant through the website maintained by the SEC at www.sec.gov. Stockholders of Nukkleus will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Nukkleus, Inc., 525 Washington Boulevard, Jersey City, New Jersey 07310. Shareholders of Brilliant will also be able to obtain a copy of the definitive proxy statement, without charge by directing a request to: Brilliant Acquisition Corporation, 99 Dan Ba Road, C-9, Putuo District, Shanghai, Peoples Republic of China.

Participants in the Solicitation

Nukkleus and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Nukkleus in respect of the proposed transaction. Information about Nukkleus’s directors and executive officers and their ownership of Nukkleus common stock is set forth in Nukkleus’s Annual Report on Form 10-K for the year ended September 30, 2021, filed with the SEC on December 29, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Brilliant and its directors and executive officers are participants in the solicitation of proxies from the shareholders of Brilliant in respect of the proposed transaction. Information about Brilliant’s directors and executive officers and their ownership of Brilliant’s ordinary shares is set forth in Brilliant’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described above.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Brilliant and Nukkleus do not undertake any obligation to update any forward-looking statements, except as required by law.